December 8, 2014

Mara L. Ranson
Assistant Director
Jacqueline Kaufman
Staff Attorney
Dieter King
Legal Branch Chief
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:          Petrus Resources Corporation
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed June 24, 2014
File No. 333-176879

Dear Ms. Ranson,

The following are the registrant’s responses to your comment letter of July 2, 2014.

Prospectus, page 2

1. We note your response to comment six in our letter dated April 23, 2014 and your revised disclosure. We further note that the prospectus cover page still indicates in the third paragraph that the offering will terminate not more than 450 days from the effective date of the prospectus. Please revise your prospectus as necessary to make it clear that the offering period will be no more than 180 days from the effective date of the registration statement and delete any conflicting or ambiguous language regarding the duration of the offering. In addition, please be sure that this offering duration appears in the plan of distribution section of the prospectus.

Revised to make clear the offering period will be no more than 180 days from the effective date of the Post Effective Amendment.

Very truly yours,

/s/ Miguel Dotres
Miguel Dotres
President